Exhibit 99.3

Woodside Energy Group Ltd.

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com.au

ASX: WPL

OTC: WOPEY

Announcement

Friday, 20 May 2022

CHANGE OF COMPANY NAME AND TICKER CODE

Following the approval of Woodside shareholders at Woodside’s Annual General Meeting (AGM) on Thursday, 19 May 2022, Woodside’s change of name from Woodside Petroleum Ltd to Woodside Energy Group Ltd has been registered by the Australian Securities and Investments Commission (ASIC).

Woodside’s ASX ticker code will change from WPL to WDS with effect from Wednesday, 25 May 2022.

All references to “Woodside Petroleum Ltd” in the Company’s constitution have been replaced with references to “Woodside Energy Group Ltd”. The proportional takeover provisions contained in Schedule 1 of the Company’s constitution have also been reinserted for a period of three years from 19 May 2022, following shareholder approval at the AGM. The amended constitution is attached to this announcement.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.